June 6, 2022

VIA EDGAR TRANSMISSION

Ms. Emily Rowland

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Rowland:

On March 25, 2022, the Registrant, on behalf of its series, Eventide Large Cap Focus Fund (the “Fund”) filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on May 3, 2022, you provided comments to the Registration Statement. On June 3, 2022 you provided supplemental comments by email and telephone conversation. Below, please find a summary of your supplementary comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. The original numbering sequence has been retained for the sake of clarity.

Prospectus

Comment 3 (as supplemented): Please retain the parenthetical in the Fee Table (as % of the lesser of the NAV of the shares redeemed or the original purchase price) in addition to [ ] footnotes 1 and 2. We think the Form requires wording in the table itself stating how the [c]harge is derived.

Response: The Registrant has made the requested edit.

Comment 6 (as supplemented): We believe that the Fund’s 80% names rule policy should reflect 80% of net assets in large capitalization equity, rather than “large cap companies”. This is because Rule 35d-1 requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. In this case, we believe the Large Cap Focus Fund name suggests that 80% of the Fund’s assets would be in large cap equity or equity securities of large cap companies. We are also reiterating the comment that the Fund should state in the Prospectus that convertible bonds will only be counted towards the 80% policy (which would specifically refer to equity) to the extent they are in the money at time of purchase.

Ms. Emily Rowland

June 6, 2022

Response: After careful consideration, the Registrant respectfully declines to expand the 80% policy to include “equity” because equity is not in the name of the Fund. As such, the Registrant believes the Staff’s comment regarding the Fund’s inclusion of convertible bonds when determining compliance with the 80% policy is rendered moot. Although it is likely that the Fund will invest in equity securities when complying with its 80% policy, committing to 80% equity or equity securities might prove unduly burdensome with respect to the Adviser’s strategy and disadvantageous to Fund shareholders.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser